June 24, 2005



Mr. Negar Towfigh
Chief Financial Officer
Micron Enviro Systems, Inc.
789 West Pender Street
Suite 1205
Vancouver, BC V6C 1H2 Canada


	Re:	Micron Enviro Systems, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed May 11, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 000-30258


Dear Mr. Towfigh:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Financial Statements, page 20

Note 2 - Summary of Significant Accounting Policies, page 24

Accounting Pronouncements - Recent, page 24

1. Disclose the date you adopted SFAS 123R and the impact the adoption of this standard had on your financial statements.

Oil and Gas Properties, page 28

2. Explain to us why you believe the methodology you apply to depreciate and deplete capitalized costs related to your oil and gas producing activities results in a more appropriate estimate than if you were utilizing the unit of production method to depreciate these types of capitalized costs.

Note 4 - Related Party Transactions, page 32

3. We note on a recurring basis your directors and officers have remitted realized gains from the sale of common stock back to you in accordance with Section 16 of the Exchange Act. Explain to us why you believe it is appropriate to record the remitted amounts as other income rather than as return of capital.

Controls and Procedures, page 37

4. We note your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in the annual report has been made known to them in a timely fashion. Expand your disclosure to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure information required to be disclosed by you in reports you file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms. Refer to Exchange Act Rules 13a-15(e) or 15d-15(e) for further guidance.

5. Disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect you internal control over financial reporting as required by Item 308(c) of Regulation S-
B.

Engineering Comments

Description of Business, page 3

6. Include a section that discloses that management has little or no practical experience in the oil and gas industry. Include the major impacts that this may have or has had on your operating results.

7. As required by Industry Guide 2 please disclose for each of the last two years the following:

* amount of oil in barrels and gas in Mcf produced to your interest during the last two reporting periods;

* the average price of oil and gas you received for those quantities;

* the number of gross and net wells that are capable of production that you have an interest in;

* the net acres of developed and undeveloped land under lease for use in oil and gas operations.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Tom Stepp
      Jenifer Gallagher
	Karl Hiller
	James Murphy
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Mr. Negar Towfigh
Micron Enviro Systems, Inc.
June 24, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010